June 18, 2020

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Golub Capital BDC 3, Inc.
CIK# 0001715268

Ladies and Gentlemen:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), enclosed for filing on behalf of Golub Capital BDC 3, Inc., a Maryland corporation (the “Company”), please find:

(i)           attached as Exhibit A, a copy of the Company’s amended fidelity bond issued by Continental Insurance Company in the amount of $1,250,000 (the “Fidelity Bond”); and

(ii)           attached as Exhibit B, an officer’s certificate certifying the resolutions approved at a meeting of the board of directors of the Company held on May 7, 2020, at which a majority of the directors who are not “interested persons” of the Company as defined in the 1940 Act have approved the amount, type, form and coverage of the Fidelity Bond.

Please be advised that the fidelity bond premium has been paid for the period from May 30, 2020 to May 30, 2021.

Sincerely,

/s/ Ross A. Teune

Ross A. Teune
Chief Financial Officer and Treasurer

EXHIBIT A

.
For All the Commitments You Make® 125 Broad Street – 8th Floor, New York, NY 10004	Declarations FINANCIAL INSTITUTION BOND STANDARD FORM #14

CUSTOMER NUMBER		DATE ISSUED
242180		06/17/2020
POLICY NUMBER	COVERAGE IS PROVIDED BY	PRODUCER NO.
596828029	Continental Insurance Company (herein called ‘Underwriter’)	700401
NAMED INSURED AND ADDRESS		PRODUCER NAME AND ADDRESS
Item 1.	Golub Capital BDC 3, Inc. (herein called ‘Insured’) 200 Park Ave 25th floor New York, NY 10166	CRYSTAL IBC LLC Glenn Morgan 32 OLD SLIP NEW YORK, NY 10005
Item 2.  Bond Period:  from 12:01 a.m. on 5/30/2020 to 12:01 a.m. on 5/30/2021 standard time.
Item 3.  The Aggregate Limit of Liability of the Underwriter during the Bond Period shall be $1,250,000.
Item 4.  Subject to Section 4 and 11 hereof,
the Single Loss Limit of Liability is  $1,250,000.
and the Single Loss Deductible is  $10,000.
Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling.  Any amount set forth below shall be part of and not  in addition to amounts set forth above.

Amount applicable to: Fidelity - Blanket Premises Transit Forgery or Alteration Securities Counterfeit Currency Computer Systems Fraud	Single Loss Limit of Liability $1,250,000 $1,250,000 $1,250,000 $1,250,000 $1,250,000 $1,250,000 $1,250,000	Single Loss Deductible $0 $10,000 $10,000 $10,000 $10,000 $10,000 $10,000
If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage any other reference thereto in this bond shall be deemed to be deleted therefrom.
Item 5.  The liability of the Underwriter is subject to the terms of the following riders attached hereto:

SR 6196	Computer Systems Fraud Insuring Agreement
SR 6180b	New York Statutory Rider/Endorsement
G-145184-A	Economic & Trade Sanctions Conditions
GSL-8768-XX	Growth In Size Provisions Endorsement With No Deductible Or Aggregate Limit For Investment Companies
CNA-94655-XX	Cryptocurrency Exclusion Rider

F-30098-Bc
Ed. Date 6/98

.
For All the Commitments You Make® 125 Broad Street – 8th Floor, New York, NY 10004	Declarations FINANCIAL INSTITUTION BOND STANDARD FORM #14

Item 6.  Notice of claim should be sent to the Underwriter at:
CNA – Claims Reporting
P.O Box 8317
Chicago, IL 60680-8317
Email Address: SpecialtyNewLoss@cna.com
Fax Number: 866-773-7504

Item 7.  The Insured by acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) No(s). N/A, such termination or cancelation to be effective as of the time this bond becomes effective.

.
Item 8.        PROPOSED SCHEDULE OF UNDERLYING INSURANCE

Primary:	Limit of Liability: $ 0

Underlying Excess:
N/A

IN WITNESS WHEREOF, the Underwriter has caused this bond to be signed by its Chairman and Secretary, at Chicago, Illinois, but the same shall not be binding upon the Underwriter unless countersigned by a duly authorized representative of the Underwriter.
By _______________________________________	Countersigned by _____________________________________
Attorney-in-fact	Authorized Representative

Authorized Representative

F-30098-Bc
Ed. Date 6/98

FINANCIAL INSTITUTION BOND
Standard Form No. 14, Revised to October, 1987

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS

FIDELITY
(A)	Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.
Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:
(a)	to cause the Insured to sustain such loss; and
(b)	to obtain financial benefit for the Employee and which, in fact, result in obtaining such benefit.
As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

ON PREMISES
(B)	(1)	Loss of Property resulting directly from
(a)	robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or
(b)	theft, false pretenses, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured, while the Property is lodged or deposited within offices or premises located anywhere.
(2)	Loss of or damage to
(a)
furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, or by vandalism or malicious mischief, or

(b)	such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief.
provided that
(i)	the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and
(ii)	the loss is not caused by fire.

IN TRANSIT
(C)
Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, mis-placement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of

(a)	a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or
(b)	a Transportation Company and being transported in an armored motor vehicle, or

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(c)	a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:
(i)	records, whether recorded in writing or electronically, and
(ii)	Certified Securities issued in registered form and not endorsed, or with restrictive endorsements, and
(iii)	Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.
Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

FORGERY OR ALTERATION
(D)	Loss resulting directly from
(1)
Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit.

(2)
transferring, paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Insured and authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer or financial institution.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

SECURITIES
(E)	Loss resulting directly from the insured having, in good faith, for its own account or for the account of others
(1)	acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original
(a)	Certificated Security,
(b)	deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property.
(c)	Evidence of Debt,
(d)	Instruction to a Federal Reserve Bank of the United States, or
(e)	Statement of Uncertificated Security of any Federal Reserve Bank of the United States
which
(i)
bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or

(ii)	is altered, or
(iii)	is lost or stolen;
(2)	guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, or any items listed in (a) through (c) above.
(3)	acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) and (b) above which is a Counterfeit.
A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

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COUNTERFEIT CURRENCY
(F)
Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

GENERAL AGREEMENTS

NOMINEES
A.
Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION, MERGER OR PURCHASE OF ASSETS—NOTICE
B.
If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which
(a)	has occurred or will occur in offices or premises, or
(b)	has been caused or will be caused by an employee or employees of such institution, or
(c)	has arisen or will arise out of the assets or liabilities
acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall
(i)	give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and
(ii)	obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and
(iii)	upon obtaining such consent, pay to the Underwriter an additional premium.

CHANGE OF CONTROL—NOTICE
C.	When the Insured learns of a change in control, it shall give written notice to the Underwriter.
As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.
Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of the stock transfer.

REPRESENTATION OF INSURED

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D.	The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.
Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

JOINT INSURED
E.
If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED—ELECTION TO DEFEND
F.
The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured’s liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured’s name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.
If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys’ fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.
If the Insured does not give the notices required in subsection (a) of Section 5. of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys’ fees, costs and expenses incurred by the Insured.
With respect to this General Agreement, subsections (b) and (d) of Section 5. of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5., the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

CONDITIONS AND LIMITATIONS

DEFINITIONS
Section 1. As used in this bond:

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(a)	Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.
(b)	Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.
(d)	Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:
(1)	represented by an instrument issued in bearer or registered form;
(2)	of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and
(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.
(d)	Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as the original.
(e)	Employee means
(1)
a natural person in the service of the Insured at any of the Insured’s offices or premises covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;

(2)	an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;
(3)
a person provided by an employment contractor to perform employee duties for the Insured under the Insured’s supervision at any of the Insured’s offices or premises covered hereunder, and a guest student pursuing studies or duties in any of said offices or premises;

(4)	an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;
(5)
each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the second paragraph of Section 12. A Federal Reserve Bank or clearing house shall not be construed to be a processor.); and

(6)	a Partner of the Insured, unless not covered as stated in Item 4 of the Declarations.
(f)
Evidence of Debt means an instrument, including  a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer’s debt to the Insured.

(g)	Financial Interest in the Insured of the Insured’s general partner(s), or limited partner(s), committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:
(1)
as respects general partners the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

(a)
the “net worth” of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

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(b)
the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as setoff against loss covered by this bond;

provided, however, that if such “net worth” adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (g)(1)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and
(2)	as respects limited partners the value of such limited partner’s(’) investment in the Insured.
(h)
Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose.

(i)
Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(j)	Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.
(k)
Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

(l)	Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.
(m)	Negotiable Instrument means any writing
(1)	signed by the maker or drawer; and
(2)	containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and
(3)	is payable on demand or at a definite time; and
(4)	is payable to order or bearer.
(n)	Partner means a natural person who
(1)	is a general partner of the Insured, or
(2)	is a limited partner and an Employee (as defined in Section 1(e)(1) of the bond) of the Insured.
(o)
Property means Money, Certificated Securities, Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not herein before enumerated.

(p)	Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:
(1)	a description of the Issue of which the Uncertificated Security is a part;
(2)	the number of shares or units:
(a)	transferred to the registered owner;

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(b)	pledged by the registered owner to the registered pledgee;
(c)	released from pledge by the registered pledgee;
(d)	registered in the name of the registered owner on the date of the statement; or
(e)	subject to pledge on the date of the statement;
(3)	the name and address of the registered owner and registered pledgee;
(4)
a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

(5)	the date:
(a)	the transfer of the shares or units to the new registered owner of the shares or units was registered;
(b)	the pledge of the registered pledgee was registered, or
(c)	of the statement, if it is a periodic or annual statement.
(q)	Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.
(r)	Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:
(1)	not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;
(2)	of a type commonly dealt in on securities exchanges or markets; and
(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.
(s)
Withdrawal Order means a nonnegotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer’s account in the amount of funds stated therein.

EXCLUSIONS
Section 2. This bond does not cover:
(a)	loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D), or (E);
(b)
loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

(c)
loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

(d)
loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

(e)
loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreements (A), (D) or (E);

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(f)	loss resulting from any violation by the Insured or by any Employee
(1)
of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

(2)
of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

(g)
loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

(h)
loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

(i)
loss resulting directly or indirectly from transactions in a customer’s account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer’s account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

(j)
damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, “racketeering activity” is defined in 18 United States Code 1961 et seq., as amended;

(k)	loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards
(1)	in obtaining credit or funds, or
(2)	in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or
(3)	in gaining access to point of sale terminals, customer‑bank communication terminals, or similar electronic terminals of electronic funds transfer systems, whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);
(l)
loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement (A);

(m)	loss through the surrender of Property away from an office of the Insured as a result of a threat
(1)
to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2)	to do damage to the premises or property of the Insured, except when covered under Insuring Agreement (A);
(n)
loss resulting directly or indirectly from payments made or withdrawals from a depositor’s or customer’s account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);

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(o)	loss involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);
(p)	loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);
(q)
loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or (B)(2);

(r)	loss of Property while
(1)	in the mail, or
(2)	in the custody of any Transportation Company, unless covered under Insuring Agreement (C), except when covered under Insuring Agreement (A);
(s)	potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;
(t)	damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;
(u)	all fees, costs and expenses incurred by the Insured
(1)	in establishing the existence of or amount of loss covered under this bond, or
(2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;
(v)	indirect or consequential loss of any nature;
(w)	loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);
(x)
loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

(y)
loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner and the Deductible Amount applicable to this bond, and then for the excess only;

(z)	loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;
(aa) loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

DISCOVERY
Section 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.
Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

TSB 5062b                                                                                                                                                                                                         Page 9 of 13

LIMIT OF LIABILITY
Section 4.
Aggregate Limit of Liability
The Underwriter’s total liability for all losses discovered during the Bond Period shown in Item 2. of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3. of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.
Upon exhaustion of the Aggregate Limit of Liability by such payments:
(a)	The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and
(b)
The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.
Single Loss Limit of Liability
Subject to the Aggregate Limit of Liability, the Underwriter’s liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4. of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.
Single Loss Defined
Single Loss means all covered loss, including court costs and attorneys’ fees incurred by the Underwriter under General Agreement F, resulting from
(a)	any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or
(b)
any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or

(c)	all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or
(d)	any one casualty or event not specified in (a), (b) or (c) preceding.

NOTICE/PROOF—LEGAL PROCEEDINGS AGAINST UNDERWRITER
Section 5.
(a)	At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.
(b)	Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.
(c)	Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.
(d)
Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

TSB 5062b                                                                                                                                                                                                         Page 10 of 13

(e)
If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

(f)	This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

VALUATION
Section 6. Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.
Securities
The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.
If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.
Books of Account and Other Records
In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.
Property other than Money, Securities or Records
In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.
Set-Off
Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee causing the loss if such loss is covered under Insuring Agreement (A)

ASSIGNMENT— SUBROGATION— RECOVERY— COOPERATION
Section 7.
(a)
In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured’s rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

TSB 5062b                                                                                                                                                                                             Page 11 of 13

(b)	In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured’s rights of recovery therefor against any person or entity to the extent of such payment.
(c)
Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured’s loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured’s claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6. or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

(d)	Upon the Underwriter’s request and at reasonable times and places designated by the Underwriter the Insured shall
(1)	submit to examination by the Underwriter and subscribe to the same under oath; and
(2)	produce for the Underwriter’s examination all pertinent records; and
(3)	cooperate with the Underwriter in all matters pertaining to the loss.
(e)
The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE
Section 8. With respect to any loss set forth in subsection (c) of Section 4. of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.
If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancellation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

OTHER INSURANCE OR INDEMNITY
Section 9. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.

OWNERSHIP
Section 10. This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

TSB 5062b                                                                                                                                                                                                         Page 12 of 13

DEDUCTIBLE AMOUNT
Section 11. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4., exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.
The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

TERMINATION OR CANCELATION
Section 12. This bond terminates as an entirety upon occurrence of any of the following:—(a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2. of the Declarations.
This bond terminates as to any Employee or any partner, officer or employee of any Processor—(a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.
Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.

In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.

TSB 5062b                                                                                                                                                                                                                                     Page 13 of 13

COMPUTER SYSTEMS FRAUD

It is agreed that:

1.	The attached bond is amended by adding an Insuring Agreement as follows:
COMPUTER SYSTEMS FRAUD
Loss resulting directly from a fraudulent
(1)	entry of Electronic Data or Computer Program into, or
(2)	change of Electronic Data or Computer Program within
any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided by General Agreement B of this bond;
provided that the entry or change causes
(i)	Property to be transferred, paid or delivered,
(ii)	an account of the Insured, or of its customer, to be added, deleted, debited or credited, or
(iii)	an unauthorized account or a fictitious account to be debited or credited.
In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement.
2.	In addition to the Conditions and Limitations in the bond, the following, applicable to the Computer Systems Fraud Insuring Agreement, are added:
DEFINITIONS
(A)
Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

This rider/endorsement, which forms part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the effective date of said bond/policy, unless another effective date is shown below, at the hour stated in said bond/policy and expires concurrently with said bond/policy.

Must Be Completed		Complete only when this rider/endorsement is not prepared with the bond/policy or is not to be effective with the bond/policy
Rider/Endorsement No. 1	Policy No. 596828029	Issued to:	Effective date of this rider/endorsement

Countersigned by  ___________________________________________________________________
Authorized Representative

                                                                                                                                                                                                                                        Page 1 of 3
SR 6196
(ED. 12/93)

(B)	Computer System means
(1)	computers with related peripheral components, including storage components wherever located,
(2)	systems and applications software,
(3)	terminal devices, and
(4)	related communication networks
by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;
(C)
Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

EXCLUSIONS
(A)
loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract;

(B)
loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

(C)	loss resulting directly or indirectly from
(1)	mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or
(2)	failure or breakdown of electronic data processing media, or
(3)	error or omission in programming or processing;

This rider/endorsement, which forms part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the effective date of said bond/policy, unless another effective date is shown below, at the hour stated in said bond/policy and expires concurrently with said bond/policy.

Must Be Completed		Complete only when this rider/endorsement is not prepared with the bond/policy or is not to be effective with the bond/policy
Rider/Endorsement No. 1	Policy No. 596828029	Issued to:	Effective date of this rider/endorsement

Countersigned by  ___________________________________________________________
Authorized Representative

                                                                                                                                                                                                                            Page 2 of 3
SR 6196
(ED. 12/93)

(D)
loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who had authorized access to the customer’s authentication mechanism;

(E)	loss resulting directly or indirectly from the theft of confidential information.
SERIES OF LOSSES
All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.  A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.
3.	The exclusion below, found in financial institution bonds forms 14 and 25, does not apply to the Computer Systems Fraud Insuring Agreement.
“loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);”

Accepted:

COMPUTER SYSTEMS FRAUD INSURING AGREEMENT
FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14, 15 AND 25. ADOPTED DECEMBER, 1993.

This rider/endorsement, which forms part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the effective date of said bond/policy, unless another effective date is shown below, at the hour stated in said bond/policy and expires concurrently with said bond/policy.

Must Be Completed		Complete only when this rider/endorsement is not prepared with the bond/policy or is not to be effective with the bond/policy
Rider/Endorsement No. 1	Policy No. 596828029	Issued to:	Effective date of this rider/endorsement

Countersigned by  _________________________________________________________
Authorized Representative

                                                                                                                                                                                                                                            Page 3 of 3

SR 6196
(ED. 12/93)

NEW YORK STATUTORY RIDER/ENDORSEMENT

It is agreed that:

1.	Part (a) of the section entitled “Termination or Cancelation” of this bond/policy is deleted.

2.	Cancelation of this bond/policy by the Underwriter/Company is subject to the following provisions:
If the bond/policy has been in effect for 60 days or less, it may be canceled by the Underwriter/Company for any reason.  Such cancelation shall be effective 20 days after the Underwriter/Company mails a notice of cancelation to the first-named insured at the mailing address shown in the bond/policy.  However, if the bond/policy has been in effect for more than 60 days or is a renewal, then cancelation must be based on one of the following grounds:
(A)	non-payment of premium;
(B)	conviction of a crime arising out of acts increasing the hazard insured against;
(C)	discovery of fraud or material misrepresentation in the obtaining of the bond/policy or in the presentation of claim thereunder;
(D)
after issuance of the bond/policy or after the last renewal date, discovery of an act or omission, or a violation of any bond/policy condition that substantially and materially increases the hazard insured against, and which occurred subsequent to inception of the current bond/policy period;

(E)
material change in the nature or extent of the risk, occurring after issuance or last annual renewal anniversary date of the bond/policy, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the bond/policy was issued or last renewed;

(F)
the cancelation is required pursuant to a determination by the superintendent that continuation of the present premium volume of the insurer would jeopardize that insurer’s solvency or be hazardous to the interests of the insureds, the insurer’s creditors or the public;

(G)	a determination by the superintendent that the continuation of the bond/policy would violate, or would place the insurer in violation of, any provision of the New York State insurance laws.
(H)
where the insurer has reason to believe, in good faith and with sufficient cause, that there is a possible risk or danger that the insured property will be destroyed by the insured for the purpose of collecting the insurance proceeds, provided, however, that:

This rider/endorsement, which forms part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the effective date of said bond/policy, unless another effective date is shown below, at the hour stated in said bond/policy and expires concurrently with said bond/policy.

Must Be Completed		Complete only when this rider/endorsement is not prepared with the bond/policy or is not to be effective with the bond/policy
Rider/Endorsement No. 2	Policy No. 596828029	Issued to:	Effective date of this rider/endorsement

Countersigned by  ____________________________________________________________
Authorized Representative

                                                                                                                                                                                                                                        Page 1 of 3
SR 6180b
(ED. 12/93)

(i)
a notice of cancelation on this ground shall inform the insured in plain language that the insured must act within ten days if review by the Insurance Department of the State of New York of the ground for cancelation is desired, and

(ii)	notice of cancelation on this ground shall be provided simultaneously by the insurer to the Insurance Department of the State of New York.
Cancelation based on one of the above grounds shall be effective 15 days after the notice of cancelation is mailed or delivered to the named insured, at the address shown on the bond/policy, and to its authorized agent or broker.

3.
If the Underwriter/Company elects not to replace a bond/policy at the termination of the bond/policy period, it shall notify the insured not more than 120 days nor less than 60 days before termination.  If such notice is given late, the bond/policy shall continue in effect for 60 days after such notice is given.  The Aggregate Limit of Liability shall not be increased or reinstated.  The notice not to replace shall be mailed to the insured and its broker or agent.

4.
If the Underwriter/Company elects to replace the bond/policy, but with a change of limits, reduced coverage, increased deductible, additional exclusion, or upon increased premiums in excess of ten percent (exclusive of any premium increase as a result of experience rating), the Underwriter/Company must mail written notice to the insured and its agent or broker not more than 120 days nor less than 60 days before replacement.  If such notice is given late, the replacement bond/policy shall be in effect with the same terms, conditions and rates as the terminated bond/policy for 60 days after such notice is given.

5.
The Underwriter/Company may elect to simply notify the insured that the bond/policy will either be not renewed or renewed with different terms, conditions or rates.  In this event, the Underwriter/Company will inform the insured that a second notice will be sent at a later date specifying the Under-writer’s/Company’s exact intention.  The Underwriter/Company shall inform the insured that, in the mean-time, coverage shall continue on the same terms, conditions and rates as the expiring bond/policy until the expiration date of the bond/policy or 60 days after the second notice is mailed or delivered, whichever is later.

This rider/endorsement, which forms part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the effective date of said bond/policy, unless another effective date is shown below, at the hour stated in said bond/policy and expires concurrently with said bond/policy.

Must Be Completed		Complete only when this rider/endorsement is not prepared with the bond/policy or is not to be effective with the bond/policy
Rider/Endorsement No. 2	Policy No. 596828029	Issued to:	Effective date of this rider/endorsement

Countersigned by  _______________________________________________________________
Authorized Representative

                                                                                                                                                                                                                                        Page 2 of 3

SR 6180b
(ED. 12/93)

NEW YORK STATUTORY RIDER/ENDORSEMENT
FOR USE WITH FINANCIAL INSTITUTION BONDS,
STANDARD FORMS NOS. 14, 15, 24 AND 25, AND
EXCESS BANK EMPLOYEE DISHONESTY BOND,
STANDARD FORM NO. 28 AND COMPUTER
CRIME POLICY FOR FINANCIAL INSTITUTIONS
TO COMPLY WITH STATUTORY REQUIREMENTS.
REVISED TO DECEMBER, 1993.

This rider/endorsement, which forms part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the effective date of said bond/policy, unless another effective date is shown below, at the hour stated in said bond/policy and expires concurrently with said bond/policy.

Must Be Completed		Complete only when this rider/endorsement is not prepared with the bond/policy or is not to be effective with the bond/policy
Rider/Endorsement No. 2	Policy No. 596828029	Issued to:	Effective date of this rider/endorsement

Countersigned by  ____________________________________________________________
Authorized Representative

                                                                                                                                                                                                                                Page 3 of 3

SR 6180b
(ED. 12/93)

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ECONOMIC AND TRADE SANCTIONS CONDITION

The following condition is added to the Policy:

ECONOMIC AND TRADE SANCTIONS CONDITION

In accordance with laws and regulations of the United States concerning economic and trade embargoes, this policy is void from its inception with respect to any term or condition of this policy that violates any laws or regulations of the United States concerning economic and trade embargoes including, but not limited to the following:

1.
Any insured under this Policy, or any person or entity claiming the benefits of such insured, who is or becomes a Specially Designated National or Blocked Person or who is otherwise subject to U.S. economic or trade sanctions;

2.
Any claim or suit that is brought in a Sanctioned Country or by a Sanctioned Country Government, where any action in connection with such claim or suit is prohibited by U.S. economic or trade sanctions;

3.	Any claim or suit that is brought by any Specially Designated National or Blocked Person or any person or entity who is otherwise subject to U.S. economic or trade sanctions;

4.
Property that is located in a Sanctioned Country or that is owned by, rented to or in the care, custody or control of a Sanctioned Country Government, where any activities related to such property are prohibited by U.S. economic or trade sanctions; or

5.
Property that is owned by, rented to or in the care, custody or control of a Specially Designated National or Blocked Person, or any person or entity who is otherwise subject to U.S. economic or trade sanctions.

As used in this endorsement a Specially Designated National or Blocked Person is any person or entity that is on the list of Specially Designated Nationals and Blocked Persons issued by the U.S. Treasury Department’s Office of Foreign Asset Control (O.F.A.C.) as it may be from time to time amended.

As used in this endorsement a Sanctioned Country is any country that is the subject of trade or economic embargoes imposed by the laws or regulations of the United States of America.

___________________________________________________________________________________________________________
ENDORSEMENT NUMBER: 3
POLICY NUMBER: 596828029
ISSUED TO: Golub Capital BDC 3, Inc.
EFFECTIVE DATE OF ENDORSEMENT: 05/30/2020

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown above.

By Authorized Representative _______________________________________________________________________
(No signature is required if this endorsement is issued with the Policy or if it is effective on the Policy Effective Date)

G-145184-A (Ed. 6/03)

GROWTH IN SIZE PROVISIONS ENDORSEMENT
WITH NO DEDUCTIBLE OR AGGREGATE LIMIT
FOR INVESTMENT COMPANIES

In consideration of the premium paid, it is understood and agreed that the Policy is amended as follows:

1.	CONDITIONS AND LIMITATIONS, Section B. ADDITIONAL OFFICES OR EMPLOYEES – CONSOLIDATION, MERGER OR PURCHASE OF ASSETS – NOTICE is amended by the addition of the following:

If an Insured, other than an Investment Company, merges or consolidates with or purchases or acquires assets or liabilities of another entity, there is no coverage under this bond for loss which involves any assets or employees acquired as a result of that transaction unless the Insured gives the Underwriter written notice of the proposed transaction prior to its proposed effective date and obtains the written consent of the Underwriter to include those assets or Employees under this bond and pays the Underwriter any additional premium charged.

If an Insured creates, other than by acquisition, a new Investment Company required by the SEC Reg 17g-1 to have coverage of the type afforded by this bond, that Investment Company will be automatically an Insured hereunder, provided that the total combined limit of liability for all Insureds covered hereunder, as required by SEC Reg 17g-1, including the newly created Investment Company does not exceed $3,000,000. If the coverage required for the newly created Investment Company will exceed that limit, no coverage will be provided hereunder for the Investment Company without the written consent of the Underwriter.

If an Investment Company requires an increase in limits to comply with SEC Reg. 17g-1 due to an increase in asset size, whether by growth of current funds insured under the bond or by the addition of new funds, that increase in limits shall take place automatically and will be covered until the next Annual Period without payment of additional premium, provided that the total combined limit of liability for all Insureds under this bond does not exceed $3,000,000 after including the increase in limits needed due to the increase in asset size. If the increase in limits needed as a result of the increase in assets will exceed $3,000,000, then the increase will not occur unless written consent of the Underwriter is obtained.

Within 15 days of the end of each Annual Period, each Investment Company insured hereunder shall advise the Underwriter, in writing, of its current asset size as of the conclusion of that Annual Period and shall pay to the Underwriter any additional premium required by it for any newly created investment companies or any increase in limits that will carry into the current Annual Period.

2.	CONDITIONS AND LIMITATIONS	, Section 1. DEFINITIONS is amended to add the following new Definitions:

Annual Period means each consecutive twelve month period commencing on the effective date of this bond.

Investment Company means an investment company registered under the Investment Company Act of 1940 and as listed under NAME OF INSURED on the DECLARATIONS.

3.	CONDITIONS AND LIMITATIONS, Section 4. LIMIT OF LIABILITY, the paragraphs relating to the Aggregate Limit of Liability and any reference to it throughout this Policy, is deleted in its entirety.

GSL8768XX (9-07)	Policy No:	596828029
Page 1	Endorsement No:	4
Continental Insurance Company	Effective Date:	05/30/2020
Insured Name: Golub Capital BDC 3, Inc.
© CNA All Rights Reserved.

4.	The Declarations Page, Item 4. is amended to add the following new language:

The Deductible amount shall not apply to any Loss under Insuring Clause 1, sustained by an Investment Company

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.

By Authorized Representative ________________________________________________________________________
(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)

GSL8768XX (9-07)	Policy No:	596828029
Page 2	Endorsement No:	4
Continental Insurance Company	Effective Date:	05/30/2020
Insured Name: Golub Capital BDC 3, Inc.
© CNA All Rights Reserved.

CRYPTOCURRENCY EXCLUSION RIDER

In consideration of the premium, Section 2, Exclusions set forth in the CONDITIONS AND LIMITATIONS is amended to add the following exclusion:

This bond does not cover loss resulting directly or indirectly from the theft, destruction, disappearance, misplacement, or change in value of any virtual or digital currency in which cryptography or other encryption security techniques are used to regulate the generation of units of currency and/or verify the transfer of funds, operating independently of a central bank, including when such virtual or digital currency cannot be retrieved or accessed for any reason.

All other terms and conditions of the Bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the effective date of said Bond at the hour stated in said Bond, unless another effective date is shown below, and expires concurrently with said Bond.

CNA94655XX (12-18)	Bond No:	596828029
Page 1	Rider No:	5
Continental Insurance Company	Effective Date:	05/30/2020
Insured Name: Golub Capital BDC 3, Inc.
© CNA All Rights Reserved.

EXHIBIT B

OFFICER’S CERTIFICATE

June 18, 2020

  I, Ross A. Teune, hereby certify that I am the Chief Financial Officer and Treasurer of Golub Capital BDC 3, Inc., a Maryland corporation (the “Company”), that, as such, I am authorized to execute this certificate on behalf of the Company, and that:

  The resolutions attached hereto as Annex A are true, correct and complete copies of the resolutions duly adopted by the Company’s Board of Directors, at a meeting on May 7, 2020, relating to the fidelity bond of the Company.  Such resolutions have not been amended, modified or revoked and are in full force and effect on the date hereof.

  IN WITNESS WHEREOF, I have executed this Certificate as of the date first written above.

/s/ Ross A. Teune
Name: Ross A. Teune
Title: Chief Financial Officer and Treasurer

ANNEX A

RESOLVED, that the officers of Golub Capital BDC 3, Inc. (the “Company”) be, and each hereby is, authorized and empowered to negotiate and enter into such fidelity bond or bonds in at least the aggregate coverage amount required under the Investment Company Act of 1940, as amended (the “1940 Act”), that name the Company as an insured under such bond in substantially the form discussed at the meeting with such modifications as the officer executing such bond, with the advice of counsel, deems necessary or advisable, or as may be required to conform with the requirements of applicable law, including the 1940 Act, such determination to be conclusively evidenced by the execution and delivery thereof;

FURTHER RESOLVED, that the Chief Financial Officer of the Company be, and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.